Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Concord Acquisition Corp. on Amendment No. 2 to Form S-1, (File No. 333-249654), of our report dated September 22, 2020 except for Note 8 as to which the date is December 2, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Concord Acquisition Corp. as of September 16, 2020 and for the period from August 20, 2020 (inception) through September 16, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
December 2, 2020